15047111

ma 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 26 2015
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) MN (State) 55101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angela Olson 651-665-6493
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ma 3/10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BLAINE D WESTBERG
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURIAN FINANCIAL SERVICES, INC.

Financial Statements with Supplementary Information and Report of Independent Registered Public Accounting Firm

December 31, 2014

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2014, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securian Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 23, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2014
(In thousands)

Assets

Cash and cash equivalents	$	13,679
Commissions receivable		9,146
Due from affiliates		690
Accounts receivable		427
Deferred tax asset, net of valuation allowance		396
Securities owned, at fair value		37
Software, net of accumulated amortization of $4,334		579
Prepaid expenses		105
Deposit with clearing organization		100
Total assets	$	25,159

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	8,797
Accrued expenses		1,053
Current income tax payable		90
Payable to outside broker/dealer		37
Due to affiliates		2,637
Total liabilities		12,614
Stockholder's equity:		
Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		53,216
Accumulated deficit		(40,671)
Total stockholder's equity		12,545
Total liabilities and stockholder's equity	$	25,159

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2014

(In thousands)

Revenues		
Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	13,929
Investment advisory fees		83,534
Other mutual funds		12,783
Variable life and annuities		234,659
Other products		26,626
Fee income received from affiliate		998
Other income		7,654
		380,183
Expenses		
Commissions and distribution and service fee expense:		
12b-1 fees from insurance products		13,929
Investment advisory		67,405
Other mutual funds		34,067
Variable life, variable annuities and other products		232,441
Salaries and benefits		17,134
Registration fees		1,591
Clearing fees		735
General and administrative expenses		9,363
		376,665
Income from operations before taxes		3,518
Income tax expense:		
Current		1,518
Deferred		(382)
Total income tax expense		1,136
Net income	$	2,382

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2014
(In thousands)

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2013	$ 53,216	$ (43,053)	$ 10,163
Net income	-	2,382	2,382
Balances at December 31, 2014	$ 53,216	$ (40,671)	$ 12,545

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2014

(In thousands)

Cash flows provided by operating activities		
Net income	$	2,382
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		217
Change in operating assets and liabilities:		
Increase in commissions receivable		(1,357)
Decrease in due from affiliates		60
Decrease in accounts receivable		173
Change in securities owned		15
Deferred tax provision		(382)
Change in income tax payable - current		(327)
Decrease in prepaid expenses		5
Increase in commissions payable		1,260
Increase in accrued expenses		4
Change in payable to outside broker/dealer		(15)
Decrease in due to affiliates		(191)
Net cash provided by operating activities		1,844
Cash flows used for investing activity		
Additions to capitalized software		(182)
Net cash used for investing activity		(182)
Increase in cash and cash equivalents		1,662
Cash and cash equivalents at beginning of year		12,017
Cash and cash equivalents at end of year	$	13,679

See accompanying notes to financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties. The Company does not hold or carry securities for customer accounts.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operations.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund, variable life and annuity and investment advisory sales and other products is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale. Commission income based on assets under management is recorded as revenue when earned along with the related commission expense due to the agents on such sales.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Securian Funds Trust funds portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

(2) Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

Cash and cash equivalents of sufficient credit quality are carried at cost, which approximates fair value. The Company considers all money market mutual funds with original maturity dates of less than three months to be cash equivalents. As of December 31, 2014, the Company had $4,680 of money market mutual funds which are considered Level 1 financial assets under the provisions of fair value measurement guidance. Fair value is based on quoted market prices in actual markets. The Company had no other material financial assets that needed to be measured for fair value.

Accounts Receivable

Accounts receivable are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2014, the Company had no allowance for doubtful receivables. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. The Company is included in the federal tax sharing agreement with Minnesota Mutual Companies, Inc. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

(2) Summary of Significant Accounting Policies (Continued)

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactments dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2014, the Company had unamortized software costs of $579.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale. The Company had $37 of securities owned at December 31, 2014.

Variable Interest Entities

A variable interest entity (VIE) is an entity that either has investors that lack certain characteristics of a controlling financial interest or lack sufficient equity to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and is therefore the primary beneficiary. The Company is deemed to have controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2014, the Company had identified no investments or relationships that would be identified as a VIE.

(3) Risks

The following is a description of the significant risks facing the Company:

Off-Balance-Sheet Risk:

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

Credit Risk:

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not experienced any losses in such accounts for the year ended December 31, 2014.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

Information Systems Risk:

Information systems risk includes the risk that the Company's information technology, telecommunications, or other technological systems fail to function properly, become disabled, or are breached as a result of events or circumstances wholly or partially beyond the Company's control. The Company utilizes a variety of security measures and incident response procedures in its efforts to minimize the adverse impact of the risk.

(in thousands)

(4) New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2104-09, Revenue from Contracts with Customers (Topic 606), which is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The guidance requires an entity to recognize revenue reflecting the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for that good and service. The guidance also requires additional disclosures. The new guidance is effective January 1, 2017 and early adoption is not permitted. An entity may apply the new guidance using one of the following two methods: (1) retrospectively to each prior period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial applications. The Company is currently evaluating the impact of this new guidance to its results of operations and financial position.

(5) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $998 during 2014, which is included in fee income received from affiliate in the statement of operations, from Minnesota Life for performing compliance functions for these variable products. The Company also recognized commission income of $208,174 in 2014 related to distribution activities, of which $5,438 was included in commissions receivable at December 31, 2014.

The Company also has an agreement with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under this agreement, the Company receives referral fees for clients who name STC trustee of a Trust. The Company received fees of $575 for the year ended December 31, 2014, which is included in commission income in the statement of operations, of which $100 was included in due from affiliates at December 31, 2014.

Under management services agreements with Minnesota Life, H. Beck, Inc. (H. Beck) and STC, the Company charges or is charged expenses including allocations for occupancy costs, data processing, compensation, advertising, and promotion and other administrative expenses. The Company either incurs these expenses on behalf of Minnesota Life, H. Beck or STC or these expenses are incurred on behalf of the Company by Minnesota Life, H. Beck or STC. For the year ended December 31, 2014, the Company was charged net expenses totaling $8,372, of which $2,294 was included in due to affiliates and $332 was included in due from affiliates at December 31, 2014.

Distribution and service fee income of $5,677 was recognized and included in 12b-1 fees from insurance products during the year ended December 31, 2014 under agreements with certain investment companies managed by an affiliate, Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

(in thousands)

(5) Related Party Transactions (Continued)

Under an assignment agreement with Minnesota Life, 12b-1 fees from Securian Funds Trust, the Waddell and Reed Target portfolios and other mutual funds, are transferred to Minnesota Life. During 2014, $13,929 was received and $13,586 was transferred. At December 31, 2014, $343 was payable to Minnesota Life and included in due to affiliates.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2014, the Company charged expenses totaling $1,991, and $258 was included in due from affiliates at December 31, 2014 for such expenses.

(6) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100.

(7) Income Taxes

The difference between the income tax expense and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$	1,231
State taxes, net of federal benefit		174
Change in valuation allowance		(280)
Other		11
	$	1,136

The income tax expense for the year ended December 31, 2014 consisted of the following:

		Current		Deferred		Total
Federal	$	1,507	$	(266)	$	1,241
State		11		(116)		(105)
	$	1,518	$	(382)	$	1,136

(in thousands)

(7) Income Taxes (Continued)

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2014 are as follows:

Deferred tax asset:		
Net operating losses	$	865
Intangible assets		72
Bonus accrual		141
Gross deferred tax assets		1,078
Less valuation allowance		(388)
Deferred tax asset, net of valuation allowance		690
Deferred tax liabilities:		
Prepaid expenses		77
Capitalized software		217
Gross deferred tax liabilities		294
Net deferred tax asset	$	396

The Company has recorded a valuation allowance as of December 31, 2014 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. The decrease in the deferred tax asset valuation allowance for the year ended December 31, 2014 was $280.

The state net operating loss carryforwards amount to $18,330 at December 31, 2014 and were generated in various states with expiration periods of 5 to 20 years. Some of the Company's net operating losses will expire beginning 2015 through 2030. Therefore, the Company has provided for a 45% valuation allowance against its net operating loss deferred tax assets as of December 31, 2014.

Income taxes paid for the year ended December 31, 2014 were $1,845.

As of January 1, 2014 and December 31, 2014, the balance of unrecognized tax benefits was zero.

As of December 31, 2014, the Company did not have any amounts accrued for interest and penalties.

At December 31, 2014, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The consolidated federal tax return for Minnesota Mutual Companies, Inc. (MMC) and subsidiaries for the year 2012 is currently under examination by the IRS, and the IRS has informed MMC that it does not intend to audit its consolidated tax return for year 2013. The Company believes that any additional taxes assessed or refunded as a result of the examination will not have a material impact on its financial position.

(in thousands)

(8) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $9,892, which was $9,071 in excess of its required net capital of $821. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.25 to 1 at December 31, 2014.

(9) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(10) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(11) Subsequent events

The Company evaluated subsequent events through February 23, 2015, the date these financial statements were issued. There were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

Schedule I

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2014
(In thousands)

Stockholder's equity	$	12,545
Deductions - nonallowable assets:		
Due from affiliates		690
Accounts receivable		427
Software		579
State deferred tax asset		739
Prepaid expenses		105
		2,540
Net capital before haircuts on securities		10,005
Haircuts on securities		113
Net capital	$	9,892
Total aggregate indebtedness	$	12,320
Net capital	$	9,892
Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $12,320)		821
Net capital in excess of requirements	$	9,071
Ratio of aggregate indebtedness to net capital		1.25 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2014 Part IIA of FOCUS Form X-17A-5 (as submitted on January 27, 2015) and the above computations.

See accompanying report of independent registered public accounting firm.

Schedule II

SECURIAN FINANCIAL SERVICES, INC.
Computation for the Determination of the Customer Account Reserve Requirements under SEC Rule 15c3-3
December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

SECURIAN FINANCIAL SERVICES, INC.
Information Relating to Possession or Control
Requirements under SEC Rule 15c3-3
December 31, 2014

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Securian Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment had been applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

KPMG

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 23, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2612********************MIXED AADC 220
031955 FINRA DEC
SECURIAN FINANCIAL SERVICES INC
ATTN:LISA CARRIERE
400 ROBERT ST N STE N
SAINT PAUL MN 55101-2037

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 99,485

B. Less payment made with SIPC-6 filed (exclude interest) (48,787)

Sept 9, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 50,698

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 50,698

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securian Financial Services
(Name of Corporation, Partnership or other organization)

Lisa C. Carriere
(Authorized Signature)

Dated the 5th day of February, 20 15.

Sr. Associate Actuary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 380,182,956
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(339,654,209)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(734,889)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	(340,389,099)
2d. SIPC Net Operating Revenues	$ 39,793,858
2e. General Assessment @ .0025	$ 99,485

(to page 1, line 2.A.)

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Securian Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provisions throughout the portion of the most recent fiscal year 2014 from June 1 through December 31 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R. § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

Minneapolis, Minnesota
February 23, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

Securian Financial Services, Inc. Exemption Report

Securian Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC")(17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the period from June 1 through December 31, 2014 (the "Covered Period"), except as described below.

During the Covered Period, the Company required 15,663 checks made payable to third parties (such as the Company's clearing firm, insurance company issuers of securities, mutual fund distributors and sponsors of unaffiliated investment advisory programs) to be forwarded to the Company's Home Office for processing. This requirement resulted in each of these checks, which were originally received in the Company's field offices, to be held by the Company for longer than one business day following receipt.

During the Covered Period, the Company's policy was to comply with FINRA Rule 2330 (Members' Responsibilities Regarding Deferred Variable Annuities) and the SEC's Order Granting a Conditional Exemption to Broker-Dealers from requirements in Rules 15c3-1 and 15c3-3 under the Securities Exchange Act of 1934 To Promptly Transmit Customer Checks for the Purchase of Deferred Variable Annuity Contracts (avail. at SEC Release No. 34-56376; Sept. 7, 2007), which permit broker-dealers up to seven business days to process a check for the purchase of a variable annuity following receipt of a complete and correct application package in the broker-dealer's office of supervisory jurisdiction. 364 of the 15,663 checks sent to the Home Office for processing were associated with customer applications that are subject to FINRA Rule 2330 and thus holding such checks past noon of the next business day is not an exception to Rule 15c3-3(k). The reason for the delay in processing other types of checks (e.g., checks made payable to the Company's clearing firm) is that the Company requires certain types of business to be processed in the Home Office; certain checks received in the Company's other offices must be forwarded to the Home Office and then Home Office staff must apply certain regulatory requirements to such checks and customer applications – for example, the Company must apply suitability guidelines and anti-money laundering rules to these materials. As a result, the Company forwarded 15,653 of the 15,663 checks to the requisite third party within 1 business day after receipt by the Company's Home Office or in the case of variable annuities, within 7 business days after receipt by the Company's Home Office.

I, Loyall Wilson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Loyall E. Wilson
Senior Vice President Compliance & CCO
Securian Financial Services, Inc.

2-23-2015
Date